Exhibit 21
SUBSIDIARIES OF HIMS & HERS HEALTH, INC.

DOMESTIC COMPANIES

Name	Jurisdiction of Incorporation
Hims, Inc.	Delaware
H&H Healthcare Management, Inc.	Delaware
H&H Pharmacy Management, Inc.	Delaware
H&H Pharmacy Holdings, Inc.	Delaware
H&H Peptides, Inc.	Delaware
H&H Labs, LLC	Delaware
Seaview Enterprises LLC	California

FOREIGN COMPANIES

Name	Jurisdiction of Incorporation
Hims & Hers UK Limited	United Kingdom